LEEWARD CAPITAL CORP.

Suite 4, 1922 - 9th Avenue SW
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: LWC



03050559

SEC 12g3-2(b) exemption: 82-3640

PRESS RELEASE

Date: May 1, 2003

Agreement for property acquisition in Myanmar

Leeward is please to announce that on April 25 it has initialled an agreement with the Department of Geological Survey and Mineral Exploration ("DGSE") for the acquisition of a 700 square kilometre exploration block encompassing the Set Ga Done gold property in the northern Shan State of Myanmar. Signing of the final agreement is expected in early July.

This block is centered around the Set Ga Done gold prospect, which is a drill-ready gold zone extending for a minimum strike length of 700 metres. Once the formal agreement is completed, the Corporation will begin planning an exploration drilling program with its 50:50 partner In•Sync Industries Inc.

Incentive Stock Options granted

Leeward announces it has granted 1,450,000 incentive stock options to its directors, officers, and corporate communications consultant, effective April 1, 2003, under the terms of the Corporation's Stock Option Plan approved by shareholders effective July 6, 1998. Each option is exercisable for $0.15 per share until April 1, 2005.

For further information, contact James W. Davis at (403) 265-4077, ext.202.

No Canadian stock exchange has approved or disapproved the contents of this release.

web page: http://www.leewardcapital.com

e-mail: president@leewardcapital.com